

December 5, 2022

Long Chen
Chief Executive Officer
ZKH Group Limited
7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
Minhang District, Shanghai 201106
People's Republic of China

> **Re: ZKH Group Limited**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted November 22, 2022**
> **CIK No. 0001862044**

Dear Long Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1.  Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds and assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

<u>Conventions that Apply to this Prospectus, page ii</u>

2.  We note your definition of "China" excludes Hong Kong and Macau, yet it appears you have subsidiaries located in Hong Kong.  Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.  Revise in the definition itself or in an appropriate discussion of legal and operational risks.

<u>Critical Accounting Estimates</u>
<u>Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares, page 111</u>

3.  Once you have an estimated offering price or range, please provide us with an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

<u>General</u>

4.  Where you discuss the August 26, 2022 Statement of Protocol throughout your filing, revise to state that the PCAOB will be required to reassess its determinations by the end of 2022.

5.  Revise your filing to discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences, including, but not limited to, the enforceability of civil liabilities in Hong Kong/Macau in your risk factors and Enforceability section on page 88, how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange on your cover page and prospectus summary, and whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent you believe that you are compliant with the regulations or policies that have been issued in your risk factors.

    You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.  Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services